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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                           ---------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Crayfish Co., Ltd.
                                        -----------------------------------
                                                (Registrant)

                                        By /s/ Masaaki Shimamura
                                           -----------------------------------
                                                 (Signature)

                                        Masaaki Shimamura

                                        President and Representative Director

Date: December 27, 2004
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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. TO BE DECIDED ON THE DETAIL OF THE ACQUISITION AMOUNT AND DATE OF FIVE ANY, INC. AND FIRST CHARGE, INC [ENGLISH TRANSLATION]
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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "FIXED THE DETAIL OF THE ACQUISITION AMOUNT AND DATE OF FIVE ANY, INC. AND FIRST CHARGE, INC" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Future prospects" in the document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.
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                              FOR IMMEDIATE RELEASE

FIXED THE DETAIL OF THE ACQUISITION AMOUNT AND DATE OF FIVE ANY, INC. AND FIRST
                                  CHARGE, INC.

      Tokyo/New York, December 27, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that its board of directors meeting decided on the acquiring amount and date of Five Any, Inc. and First Charge, Inc. The amount and the date were made a decision by third -party institution.

1.    Acquisition amount and date

      1)    Five Any, Inc.

            a)    Acquisition amount: JPY544 million

            b)    Acquisition date: December 31, 2004

            c) Payment method: All amount transfers to direct deposit in a month from the acquisition date

      2)    First Charge, Inc.

            a)    Acquisition amount: JPY544 million

            b)    Acquisition date: December 31, 2004

            c) Payment method: All amount transfers to direct deposit in a month from the acquisition date.

2.    Future prospects

      The Company released consolidated and non-consolidated earning forecast FY2005 on November 15, 2004 has calculated with considering this event, therefore the earning forecasts are not changed by this event.

For Corporate information in Japan

           Investor relation Department
           +81-3-5951-7192
           ir@crayfish.co.jp

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